909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

Correspondence	August 15, 2013

Re: Eco Building Products, Inc.
Form 10-K/A for the Fiscal Year Ended June 30, 2012
Filed July 22, 2013
Form 10-Q/A for the Quarterly Period Ended December 31, 2012
Filed August 8, 2013
Response dated August 6, 2013
File No. 0-53875

To whom it may concern:

Please find below revised answers to the comments as filed on August 13, 2013.

Form 10-K/A for the Fiscal Year Ended June 30, 2012 filed July 22, 2013
14. Subsequent Events, page 50

1. We read your response to comment 1. We are uncertain why you are using one penny to fair value the stock compensation charge related to the 50.7 million share cancellation on April 30, 2013 when FASB ASC 718-20-35-9 indicates any previously unrecognized compensation cost should be accelerated and recognized at the cancellation date. Please advise us why you have not recognized compensation cost based on the fair value at the grant date and the accounting literature supporting your proposed recognition for cancellation of the shares or ensure you fully recognize any previously unrecognized compensation cost.

Response:
In accordance with ASC 718-20-35-9 a cancellation of an award that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration shall be accounted for as a repurchase for no consideration. Accordingly, any previously unrecognized compensation cost shall be accelerated and recognized at the cancellation date.

We agree with SEC comment that we should recognize the 50.7 million unvested shares at the cancellation date (April 30, 2013) at fair value at the time of issuance date (June 5, 2012 at $0.07 per share).  The Company will recognize $3,549,000 stock compensation expense on April 30, 2013, the adjustment will be as stated below and incorporated in our upcoming fiscal year end 10K filing:

Dr.	stock based compensation	$3,549,000
Cr.	Additional paid in capital	$3,549,000

909 West Vista Way Vista, California, 92083 760.732.5826 phone 800.516.1349 fax www.ecob.net

2. We read your response to comment 2. In this regard, your disclosure in the March 30, 2013 Form 10-Q is inconsistent with your latest response to retire the shares as an equity transaction through additional paid in capital. On page 14 of your March 31, 2013 Form 10-Q we note the following, “The board consents to take the following action to retire SIXTEEN MILLION NINE HUNDRED THOUSAND (16,900,000) shares of common stock into the authorized but unissued treasury of the corporation. The results of this transaction caused the compensation & related expenses to be negative ($476,308) for the 3 months ended March 31, 2013.” Please revise your Form 10-Q for the period ended March 31, 2013 to remove the entry you recorded to reduce stock compensation expense.

Response:
The above issue has been addressed, as stated above, in our restated March 31, 2013 10QA filing.  The Company 10QA restatement has been or will be filed within 24 hours of this correspondence.

3. We read your response to comment 3. Please confirm you will revise your disclosures with regard to the related party loan. In this regard, please disclose the loan is to be settled in stock and no provision or expectation of settlement in cash was granted.

Response:
The above issue has been addressed, as stated above, in our restated March 31, 2013 10QA filing.  The Company 10QA restatement has been or will be filed within 24 hours of this correspondence.

Form 10-Q/A for the Quarterly Period Ended December 31, 2012
Item 4 – Controls and Procedures, page 29

4. In future quarterly periodic filings please confirm for us that you will provide a separate conclusion with regard to your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

Response:
The above issue has been addressed in our restated December 31, 2012 and our March 31, 2013 10QA filing.  The Company will insure proper disclosure as presented above in all future quarterly filings.

On behalf of the Company we appreciate the due diligence and the issues brought forth with the correspondence process.  I believe we are at the final stages and upon submission of the March 31, 2013 restatement we should be in the proper position for final clearance.  I would like to appeal to your ability to provide the Company with any further comments or clearance as expeditiously as possible so that we can move forth with the filing of our 14A proxy statement.

Sincerely,

/s/ Steve Conboy

Steve Conboy
CEO & President